Exhibit (a)(5)(I)

ASSA ABLOY COMPLETES ACQUISITION OF LASERCARD CORPORATION

STOCKHOLM, Sweden, and MOUNTAIN VIEW, Calif., USA, January 28, 2011 – ASSA ABLOY AB and LaserCard Corporation (NASDAQ: LCRD), today announced the successful completion of ASSA ABLOY’s acquisition of LaserCard for US$6.25 per share in cash. ASSA ABLOY completed the acquisition through a tender offer and subsequent merger of a wholly-owned subsidiary of ASSA ABLOY into LaserCard. LaserCard is now a wholly-owned subsidiary of ASSA ABLOY.

As of the close of business of January 28, 2011, ASSA ABLOY had acquired over 90% of the outstanding shares of LaserCard based on the acceptance of shares tendered to date and the exercise of its option, under the terms of the merger agreement, to purchase additional shares directly from LaserCard sufficient to give ASSA ABLOY ownership of more than 90% of LaserCard’s outstanding shares, when combined with the shares purchased by ASSA ABLOY in the tender offer. ASSA ABLOY completed its acquisition of LaserCard by means of a short-form merger under Delaware law at the same price per share paid in the tender offer, effective January 28, 2011.

As a result of the merger, each outstanding share of LaserCard common stock not validly tendered and accepted for payment in the tender offer (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by LaserCard, ASSA ABLOY or any of their subsidiaries) was converted into the right to receive the same US$6.25 cash per share price paid in the tender offer. Effective after the close of market today, trading in LaserCard common stock on the Nasdaq Global Market will cease.

Edwards Angell Palmer & Dodge LLP acted as legal advisor to ASSA ABLOY. Imperial Capital, LLC acted as financial advisor and O’Melveny & Myers LLP acted as legal advisor to LaserCard.

About ASSA ABLOY

ASSA ABLOY is a leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY is represented all over the world, on both mature and emerging markets, with strong positions in much of Europe and North America and in Asia. In the fast-growing electromechanical security segment, the ASSA ABLOY group has a strong position in areas such as access control, identification technology, door automation and hotel security.

Since its founding in 1994, ASSA ABLOY has grown from a regional company to an international group with 37,000 employees.

In 2009, ASSA ABLOY’s turnover amounted to approximately SEK 35 billion and the operating profit amounted to approximately SEK 5.4 billion. ASSA ABLOY has a market capitalization of approximately SEK 73 billion and is listed on NASDAQ OMX Stockholm, Large Cap.

For more information visit www.assaabloy.com.

About LaserCard Corporation

LaserCard Corporation, together with its subsidiaries, is a leading provider of secure ID solutions to governments and commercial clients worldwide. It develops, manufactures, and integrates LaserCard® optical security media cards, multi-technology cards, encoders, peripherals, smart and specialty cards, biometrics, and modular software. The Company’s cards and systems are used in various applications, including citizen identification, border security, government service delivery, and facility access.

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